[redacted]

07022763

RECEIVED

2007 MAR 20 A 9: 3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 16, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted a letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed with
1.	Distribution of shareholding for the quarter ended December 31, 2006	Clause 35 of the listing agreement	BSE & NSE
2.	Corporate Governance report for the quarter ended December 31, 2006	Clause 49 of the listing agreement	BSE & NSE
3	Free Float Indices for the quarter ended December 31, 2006	BSE requirement	BSE
4	Letter to Stock Exchange intimating the date of the Board meeting	Clause 41 of the listing agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Thanking you,

PROCESSED
APR 24 2007
THOMSON FINANCIAL

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

dw 4/23

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 12, 2007

Ms. Chitra Sekhar
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub. : <u>Compliance under Clause 35 of the Listing Agreement</u>

In terms of clause 35 of the Listing agreement, we enclose herewith distribution of shareholding of the Company for the quarter ended March 31, 2007.

The Company also posts this information on the Company's website www.reliancecapital.co.in and EDIFAR Website maintained by National Informatics Centre (NIC), which can be accessed through the SEBI Website: www.sebi.gov.in.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl. : a/a

I(a) **STATEMENT SHOWING SHAREHOLDING PATTERN**

Name of the Company: RELIANCE CAPITAL LIMITED						
BSE - Scrip Code : 500111	NSE Scrip Symbol: RELCAPITAL		As on : 31st March 2007			
Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	12	11 65 983	11 65 978	0.48	0.47
(b)	Central Government/State Governments	-	-	-	0.00	0.00
(c)	Bodies Corporate	5	12 69 66 291	10 52 66 289	51.94	51.69
(d)	Financial Institutions/Banks	-	-	-	-	-
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**17**	**12 81 32 274**	**10 64 32 267**	**52.41**	**52.16**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	-	-	-	-	-
(b)	Bodies Corporate	-	-	-	-	-
(c)	Institutions	-	-	-	-	-
(d)	Any Other (Specify)	-	-	-	-	-
	Sub -Total (A)(2)	-	-	-	-	-
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**17**	**12 81 32 274**	**10 64 32 267**	**52.41**	**52.16**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	207	14 88 713	14 20 205	0.61	0.61
(b)	Financial Institutions/Banks	366	1 37 640	1 20 703	0.06	0.06
(c)	Central Government/State Governments	67	1 81 235	1 30 498	0.07	0.07
(d)	Venture Capital Funds	-	-	-	-	-
(e)	Insurance Companies	18	39 86 277	39 85 723	1.63	1.62
(f)	Foreign Institutional Investors	454	7 50 09 030	7 50 02 861	30.68	30.54
(g)	Foreign Venture Capital Investors	-	-	-	-	-
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1 112**	**8 08 02 895**	**8 06 59 990**	**33.05**	**32.90**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	6 613	39 72 642	38 61 272	1.63	1.62
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	13 06 933	2 85 68 147	2 06 04 001	11.69	11.63
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	51	19 35 168	18 99 388	0.79	0.79
(c)	Any Other (Specify)			-		
1	NRIs/OCBs	15 874	10 46 252	7 01 159	0.43	0.43
	Sub -Total (B)(2)	**13 29 471**	**3 55 22 209**	**2 70 65 820**	**14.53**	**14.46**
	Total Public Shareholding B=(B)(1)+(B)(2)	**13 30 583**	**11 63 25 104**	**10 77 25 810**	**47.59**	**47.36**
	TOTAL (A) +(B)	**13 30 600**	**24 44 57 378**	**21 41 58 077**	**100.00**	**99.52**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**11 75 422**	**11 75 422**	**-**	**0.48**
	GRAND TOTAL (A)+(B)+(C)	**13 30 601**	**24 56 32 800**	**21 53 33 499**	**100.00**	**100.00**

RELIANCE CAPITAL LIMITED

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	12 63 89 839	51.45
2	Reliance Innoventures Private Limited	5 76 450	0.23
5	Hansdhwani Trading Company Pvt Ltd	2	0.00
8	Kokila D. Ambani	5 45 126	0.22
9	Anil D. Ambani	2 73 891	0.11
10	Tina A Ambani	2 63 474	0.11
7	Jaianmol A. Ambani	83 487	0.03
6	Jaianshul A. Ambani	5	0.00
	TOTAL	12 81 32 274	52.16

RELIANCE CAPITAL LIMITED

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Quantum (M) Limited	1 33 38 139	5.43
2	Morgan Stanley and Co.International Limited A/C Morgan Stanley Dean Witter Mauritius Company Limited	1 06 87 095	4.35
3	Goldman Sachs Investments (Mauritius) I Limited	85 42 216	3.48
4	Merrill Lynch Capital Markets Espana S.A. S.V.	72 71 143	2.96
5	Copthall Mauritius Investment Ltd.	53 65 463	2.18
6	Life Insurance Corporation Of India	34 39 002	1.40
7	Acacia Institutional Partners, L P	30 00 000	1.22
8	Macquarie Bank Limited	25 00 000	1.02
	TOTAL	5 41 43 058	22.04

RELIANCE CAPITAL LIMITED

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	4 91 26 560	20.00
	TOTAL	**4 91 26 560**	**20.00**

RELIANCE CAPITAL LIMITED

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	11 75 422	11 75 422	0.48
	TOTAL		**11 75 422**	**0.48**

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	NIL		-	-
	TOTAL		-	-

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 12, 2007

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub : Quarterly Compliance Report on Corporate Governance for the Quarter Ended March 31, 2007 - under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended March 31, 2007.

The Company also posts this information on the Company's website www.reliancecapital.co.in and EDIFAR Website maintained by National Informatics Centre (NIC), which can be accessed through the SEBI Website: www.sebi.gov.in.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LIMITED 11150
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN
DATE 13/04/07

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

Reliance Capital Limited

Report on Corporate Governance for the quarter ended March 31, 2007

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	491	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2006-2007, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended 31st March, 2007 will be complied in the twenty first Annual Report – 2006-07
VII. Compliance	49 (VII)	YES	

for RELIANCE CAPITAL LIMITED

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 12, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

Dear Sir,

Ref: Free Float Indices
Sub: Shareholding pattern as on March 31, 2007

Enclosed please find the details of the Shareholding pattern of our Company as on March 31, 2007 in the prescribed forms, viz. Form 'A', Form 'B' and Form 'C'.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LIMITED 13/04/07 INWARD SECTION CONTENTS NOT VERIFIED SIGN. DATE

Encl. : a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT

Name of the Company : RELIANCE CAPITAL LIMITED			
	Scrip Code - 500111	Quarter Ended	31st March, 2007
Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	11 65 983	0.47
2	Indian Corporate Bodies/ Trusts/ Partnerships	12 69 66 291	51.69
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**12 81 32 274**	**52.16**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here______	0	0.00
	Sub Total D	**0**	**0.00**
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**12 81 32 274**	**52.16**

....contd

RELIANCE CAPITAL LIMITED

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	3 04 96 441	12.42
2	Indian Corporate Bodies/Trusts/Partnerships	39 72 642	1.62
3	Independent Directors & Relatives	4000	0.00
4	Present Employees	2874	0.00
5	Banks/Financial Institutions	1 49 349	0.06
6	Central/State Govt.	181235	0.07
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	3986277	1.62
9	Mutual Funds	14 77 004	0.60
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**4 02 69 822**	**16.39**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	47 140	0.02
15	Foreign Institutional Investors (SEBI-registered)	7 50 09 030	30.54
16	Non Resident Indians (Individuals)	9 99 112	0.41
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**7 60 55 282**	**30.96**
C	**GDRs/ADRs/ADSs**	1175422	0.48
	Sub Total C	**1175422**	**0.48**
D	**OTHERS (Please specify here)**	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**11 75 00 526**	**47.84**
	Grand Total	**24 56 32 800**	**100.00**
BROAD SUMMARY OF HOLDINGS		**No.of Shares Held**	**% of Shareholding**
Total Controlling/ Strategic Holdings		12 81 32 274	52.16
Total Free-float		11 75 00 526	47.84
	Grand Total	**24 56 32 800**	**100.00**
SUMMARY OF DOMESTIC/FOREIGN HOLDINGS		**No.of Shares Held**	**% of Shareholding**
Total Domestic Holding		16 84 02 096	68.56
Total Foreign Holding		7 72 30 704	31.44
	Grand Total	**24 56 32 800**	**100.00**

FORM B

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED				
	Scrip Code	500111	Quarter Ended	31st March, 2007
Sl.No.	**Holders Name**	**No.of Shares Held**	**% of Shareholding**	**Category Code**
1	Kokila D. Ambani	5 45 126	0.22	I-A-1
2	Anil D. Ambani	2 73 891	0.11	I-A-1
3	Tina A Ambani	2 63 474	0.11	I-A-1
4	Jaianmol A. Ambani	83 487	0.03	I-A-1
5	Jaianshul A. Ambani	5	0.00	I-A-1
6	AAA Enterprises Private Limited	12 63 89 839	51.45	I-A-2
7	Reliance Innoventures Limited	5 76 450	0.23	I-A-2
8	Hansdhwani Trading Company Private Limited	2	0.00	I-A-2
	Total	12 81 32 274	52.16	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED					
	Scrip Code	500111		Quarter Ended	31st March, 2007
Sl.No.	**Holders Name**	**No.of Shares Held**	**% of Shareholding**	**Category Code**	**Relationship, if any with anyone in I**
1	Life Insurance Corporation Of India	34 39 002	1.40	II-A-08	NIL
2	Acacia Institutional Partners, Lp	30 00 000	1.22	II-B-15	NIL
3	Copthall Mauritius Investment Ltd.	53 65 463	2.18	II-B-15	NIL
4	Goldman Sachs Investments (Mauritius) I Limited	85 42 216	3.48	II-B-15	NIL
6	Macquarie Bank Limited	25 00 000	1.02	II-B-15	NIL
7	Merrill Lynch Capital Markets Espana S.A. S.V.	72 71 143	2.96	II-B-15	NIL
8	Morgan Stanley And Co.International Limited A/C Morgan Stanley Dean Witter Mauritius Company Limited	1 06 87 095	4.35	II-B-15	NIL
9	Quantum (M) Limited	1 33 38 139	5.43	II-B-15	NIL
	Total	**5 41 43 058**	**22.04**		

RELIANCE CAPITAL LIMITED

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 16, 2007

Mr. S. Subramanian	**The Manager**
DCS - CRD	**Listing Department**
Bombay Stock Exchange Limited	**National Stock Exchange of India Limited**
Phiroze Jeejeebhoy Towers,	Exchange Plaza, 5th Floor, Plot No. C/1,
Dalal Street,	G Block, Bandra Kurla Complex, Bandra (E)
Mumbai - 400 001	Mumbai - 400 051
BSE Scrip Code: 500111	**NSE Scrip Code : RELCAPITAL**

Dear Sir,

Re: Board Meeting

In terms of Clause 41 of the Listing Agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Monday, April 23, 2007 to consider, inter alia, the audited financial results of the Company for the fourth quarter as also the year ended March 31, 2007 and also to recommend dividend on shares for the said period.

The decision of the Board of Directors will be furnished to you after the conclusion of the meeting.

We would request you to inform your members accordingly.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN....
DATE 16/4/07

Copy to: The Secretary, National Securities Depository Ltd.
The Secretary, Central Depository Services (India) Ltd.

END